April 2, 2019

Timothy P. Moran
Chief Executive Officer
Motus GI Holdings, Inc.
1301 East Broward Boulevard, 3rd Floor
Ft. Lauderdale, FL 33301

       Re: Motus GI Holdings, Inc.
           Registration Statement on Form S-3
           Filed March 26, 2019
           File No. 333-230516

Dear Mr. Moran:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Percival at 202-551-3498 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Steven M. Skolnick, Esq.